SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Subject Company)
METROMEDIA INTERNATIONAL GROUP, INC.
(Name of Person Filing Statement)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
591695101
(CUSIP Number of Class of Securities)
Natalia Alexeeva, Esq.
Vice President and General Counsel
Metromedia International Group, Inc.
8000 Tower Point Drive
Charlotte, North Carolina 28227
(704) 321-7380
(Name, Address and Telephone Number of Person
Authorized to Receive Notice and Communications
on Behalf of the Person(s) Filing Statement)
Copy to:
James M. Dubin, Esq.
Jeffrey D. Marell, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check this box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The purpose of this Amendment No. 1 is to amend and supplement Items 8 and 9 in the Solicitation/Recommendation Statement (the “Statement”) on Schedule 14D-9 previously filed by Metromedia International Group, Inc., a Delaware corporation (“Metromedia”), on July 18, 2007 in respect of the tender offer commenced on July 18, 2007, by CaucusCom Mergerco Corp., a Delaware corporation and a wholly-owned subsidiary of CaucusCom Ventures L.P., a British Virgin Islands limited partnership (“Parent”), and to add two additional exhibits and to revise the Exhibit Index accordingly.
ITEM 8. ADDITIONAL INFORMATION
The discussion set forth in Item 8 under the heading “Section 14(f) Information Statement” is hereby amended to state in its entirety as follows:
Section 14(f) Information Statement
     Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, on or about August 1, 2007, Metromedia filed with the SEC and transmitted to Metromedia common stockholders an information statement in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Metromedia board of directors other than at a meeting of Metromedia stockholders. The information statement has been filed as Exhibit (a)(5) to this document and is incorporated herein by reference.
ITEM 9. EXHIBITS

Exhibit Number	Description

(a)(5)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder (incorporated herein by reference to the Information Statement on Schedule 14F-1 filed by Metromedia International Group, Inc. on August 1, 2007)

(a)(8)	Press Release issued by Metromedia International Group, Inc. on July 20, 2007

SIGNATURE
     After due inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

METROMEDIA INTERNATIONAL GROUP, INC.

By:

Name: Mark S. Hauf
Title: Chairman and Chief Executive Officer
Dated: August 1, 2007

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(5)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder (incorporated herein by reference to the Information Statement on Schedule 14F-1 filed by Metromedia International Group, Inc. on August 1, 2007)

(a)(8)	Press Release issued by Metromedia International Group, Inc. on July 20, 2007